EXHIBIT 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
December 30, 2002

Extendicare Extends Exchange Offer for US$150 million of 9.5% Senior Notes Due 2010

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. announced that its wholly owned U.S. subsidiary, Extendicare Health Services, Inc. has extended to 5:00 p.m. (EST) on January 3, 2003, the expiration date for its offer to exchange US$150 million aggregate principal amount of 9.5% Senior Notes due 2010 that have been registered under the Securities Act of 1933 for US$150 million of unregistered 9.5% Senior Notes due 2010. The offer had been scheduled to expire at 5:00 p.m. (EST) on December 27, 2002. As of December 27, 2002, unregistered Senior Notes in the approximate aggregate principal amount of US$148 million have been tendered in the exchange offer.

Unless Extendicare Health Services, Inc. further extends the expiration date of the exchange offer, holders of unregistered Senior Notes who do not tender before 5:00 p.m. (EST) on January 3, 2003 will continue to hold unregistered securities and will have no right to compel Extendicare Health Services, Inc. to register such Senior Notes under the Securities Act of 1933.

Extendicare Inc., through its subsidiaries, operates 278 facilities with capacity for 29,300 residents in North America. Also offered in the United States are medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.

For further information, contact:

Philip Small
Senior Vice-President of Strategic Planning and Investor Relations
Phone: (414) 908-8825
Fax: (414) 908-8111

or

U.S. Bank, N.A. (the exchange agent)
1555 North RiverCenter Drive, Suite 301
Milwaukee, WI 53212
Attention: Steven J. Peterson
Phone: (414) 905-5010
Fax: (414) 905-5049

Visit Extendicare’s Website @ www.extendicare.com